SCHEDULE 13D
                                 (Rule 13d-101)
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 5
                                    --------

                               DENNY'S CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    24869P104
                                 (CUSIP Number)

                      Mellon HBV Alternative Strategies LLC
                           200 Park Avenue, Suite 3300
                             New York, NY 10166-3399
                                 (212) 808-3950
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                  December 31, 2004


             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ____

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 0f 5


  (CUSIP Number): 24869P104

1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mellon HBV Alternative Strategies LLC
                    I.R.S. No.:  13-4050836
  ----------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    (b)
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3 SEC USE ONLY
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4 SOURCE OF FUNDS*
                    00
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5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
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           NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  ----------------------------------------------------------------------------
7 SOLE VOTING POWER
                    13,864,273
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8 SHARED VOTING POWER
                    0
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9 SOLE DISPOSITIVE POWER
                    13,864,273
  ----------------------------------------------------------------------------
10SHARED DISPOSITIVE POWER
                    0
  ----------------------------------------------------------------------------
11AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    13,864,273
  ----------------------------------------------------------------------------
12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

  ----------------------------------------------------------------------------
13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    15.4%
  ----------------------------------------------------------------------------
14TYPE OF REPORTING PERSON*
                    IA
  ----------------------------------------------------------------------------

         Introduction:

     This Amendment No. 5 to the Schedule 13D is being filed by the Reporting Person to reflect sale transactions of the Company's Common Stock previously disclosed on a Form 4 filed by the Reporting Person.

         Item 1. Security and Issuer

     Security: Common Stock, $0.01 par value per share ("Common Stock").

         Issuer's Name and Address:

     Denny's Corporation (the "Company"), 203 Main Street, Spartanburg, SC 29319-9966.

         Item 2.  Identity and Background

     (a) Mellon HBV Alternative Strategies LLC (the "Reporting Person") which acts as investment advisor and authorized agent for each of the funds named on Exhibit A hereto. Each such fund sold for its respective account the number of shares of the Common Stock set forth opposite its name on Exhibit A.

     (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, Suite 3300, New York, NY 10166-3399.

     (c) The Reporting Person serves as investment advisor of Mellon HBV Master Rediscovered Opportunities Fund L.P., Mellon HBV Master Multi-Strategy Fund L.P., Axis RDO Ltd., Mellon HBV Capital Partners L.P., Mellon HBV Distressed Recovery Master Fund Ltd., Mellon HBV Leveraged Multi-Strategy Fund L.P., Mellon HBV Master U.S. Event Driven Funds L.P., Lyxor/Mellon HBV Rediscovered Opportunity Fund Ltd. and HFR DS Performance Master Trust (collectively, the "Clients"). The Reporting Person has sole voting and dispository power over the shares of Common Stock held by each such fund.

     (d)-(e) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors, executive officers, controlling persons or members, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Item 5.  Interest in Securities of the Issuer

     (a) As of December 31, 2004, the Reporting Person beneficially owned in the aggregate 13,864,273 shares of the Company's Common Stock (the "Shares"), representing approximately 15.43% of the outstanding Common Stock (based on 89,856,916 shares issued and outstanding as of November 1, 2004, as reported in the Company's Form 10-Q for the quarter ending September 30, 2004 filed on November 15, 2004).

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose and to direct the disposition of the Shares.

     (c) Information relating to the transaction effected by the Reporting Person with respect to the Common Stock appear on Exhibit A attached hereto.

         (d) Not applicable.

         (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

     Item 7. Material to be Filed as Exhibits

         None.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Dated: January 5, 2005

         MELLON HBV ALTERNATIVE STRATEGIES LLC.


           By:  /s/ WILLIAM F. HARLEY III
          --------------------------------------------
          William F. Harley III
           President and Chief Executive Officer

                                                                     Page 5 of 5
                                    Exhibit A

     Information with respect to sales of the Common Stock of the Company effected by the Reporting Person since the Reporting Person's last filing on
Schedule 13D relating to the Company.




NAME OF FUND                                                         DATE           Sale Price           SHARES

-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
Mellon HBV Master Rediscovered Opportunities Fund, L.P.          December 30,          4.55              167,845
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,          $4.50              209,808
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,         $4.5342              10,495
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
Mellon HBV Master Multi-Strategy Fund L.P.                       December 30,          $4.55              91,316
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,          $4.50              114,145
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,         $4.5342               5,707
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
Mellon HBV Capital Partners L.P.                                 December 30,          $4.55               7,994
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,          $4.50                9,992
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,         $4.5342                499
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
Axis-RDO Limited                                                 December 30,          $4.55              27,019
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,          $4.50               33,773
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,         $4.5342               1,688
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
HFR DS Performance Master Trust                                  December 30,          $4.55              28,445
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,          $4.50               35,556
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,         $4.5342               1,777
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
Distressed Recovery Master Fund Ltd.                             December 30,          $4.55              14,339
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,          $4.50               17,923
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,         $4.5342                896
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
Mellon HBV Leveraged Multi-Strategy Fund L.P.                    December 30,          $4.55              23,038
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,          $4.50               28,798
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,         $4.5342               1,439
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
Mellon HBV Master U.S. Event Driven Funds L.P.                   December 30,          $4.55               5,356
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,          $4.50                6,695
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,         $4.5342                334
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
Lyxor/Mellon HBV Rediscovered Opportunities Fund Ltd.            December 30,          $4.55              34,648
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,          $4.50               43,310
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                                 December 31,         $4.5342               2,165
                                                                     2004
-------------------------------------------------------------- ----------------- ------------------ ------------------
